UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-34153

GLOBAL SHIP LEASE, INC.
(Translation of registrant’s name into English)

c/o GSL Enterprises Ltd.
9 Irodou Attikou Street
Kifisia, Athens
Greece, 14561

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K (this “Report”) as Exhibit 99.1 is a copy of the press release of Global Ship Lease, Inc. (the “Company”), dated June 4, 2026, announcing that, subject to certain conditions precedent being satisfied, it has agreed individual newbuilding contracts for 10 mid-size, ultra-high-reefer, wide-beam, latest-generation containerships.

The information contained in this Report, except for the commentary of George Youroukos contained in Exhibit 99.1, is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-231509 and 333-290461) and on Form S-8 (File Nos. 333-258992, 333-264113 and 333-294357).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(Registrant)

Dated: June 5, 2026	By:	/s/ Thomas Lister
Thomas Lister
Chief Executive Officer